Mail Stop 4561

March 25, 2008

James G. Shepard, President and CEO
Typhoon Touch Technologies, Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re: Typhoon Touch Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2008**
> **File No. 000-52130**

Dear Mr. Shepard:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You refer to your proxy statement as an "information statement" throughout the document, including in the title on page i. In order to avoid confusion that may be caused by the suggestion that you are filing an information statement on Schedule 14C as opposed to a proxy statement on Schedule 14A, please revise your filing throughout to refer to it instead as a "proxy statement."

2. Your filing does not appear to indicate that implementation of any of the proposals is conditioned on approval or implementation of any other proposal. To the extent any of the proposals is in fact cross-conditioned with any other proposal, please provide appropriate disclosure in the summary section and under each applicable proposal. Note in particular that if approval of the Acquisition Agreement is conditioned on approval of the opt-out provision regarding combinations with interested stockholders,

investors will need clear disclosure explaining that they are in effect waiving this statutory requirement in order to facilitate the acquisition.

The Acquisition Agreement, page viii

3. In addition to discussing the most material terms of the proposed asset sale, the summary term sheet should provide shareholders with sufficient information to understand the essential significance of the transaction. In this regard, your summary on pages viii and ix of the proxy statement does not convey to readers the reasons for entering into the acquisition agreement, nor does it describe the general effects of the transaction on the company or your shareholders. Please revise this discussion to ensure that it summarizes the material information disclosed in the proxy statement.

4. Please disclose why you are submitting this transaction to the vote of your shareholders when your president, chief executive officer and director holds sufficient shares to approve the transaction without submitting the proposal for a shareholder vote. See Item 18 of Schedule 14A. Clearly disclose for your shareholders that you are not conditioning approval of the transaction on a majority vote of the independent shareholders, and that the transaction will be approved regardless of how many independent shareholders oppose the transaction.

Sale of Certain Assets, page 11

5. Please revise your proxy to include the information required by Item 14 of Schedule 14A as it applies to a sale of any substantial part of assets. For example, your proxy statement should include financial statements meeting the requirements of Regulation S-X. See the Third Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, July 2001, Section I.H. Question 6. In addition to providing the financial information of the business being sold, since it appears that you are retaining some assets and liabilities, you should also provide pro forma information as well as a reasonably detailed textual discussion of what is being retained. Please revise accordingly.

6. Please revise your filing to discuss how the consideration to be paid by Typhoon Ventures and Mr. Shepard for your music business was determined. In addition, describe the liabilities associated with the music business that the purchasers are assuming in connection with the asset sale. Finally, please disclose for your investors the estimated value of the consideration in the sale, as well as whether you considered obtaining an independent evaluation of the fairness of this consideration to independent shareholders.

7. Disclose whether the company considered any other strategic alternatives with respect to the disposition of the music business. For example, state whether it sought or

received any offers to purchase the assets from any person other than Typhoon Ventures and Mr. Shepard.

Approval of the Sale, page 13

8. You state here and elsewhere in the filing that the proposed asset sale was unanimously approved by your board of directors. Please expand your disclosure to make clear to investors that your board has only two members, only one of whom may be considered disinterested with respect to the proposed asset sale.

9. In addition, expand your disclosure to include a discussion of what your board of directors determined were the potential benefits of the asset sale. See Item 1004(a)(2) of Regulation M-A.

Forward Split, page 15

10. Please confirm in your response letter that Nevada law and your organizational documents permit your shareholders to authorize, via a single grant, the board of directors to effect up to two forward stock splits in the future at specific ratios and times to be determined in the board's discretion, within a range authorized by the shareholders. Please direct us to the statutory or regulatory provisions, as well as the provisions in your organizational documents, that permit such a grant of authority by your shareholders to the board.

11. It is unclear from your filing whether the proposed range of ratios for the stock splits—from 1-for-2 to 1-for-100—applies each time the board effects a split, or whether this range represents a cumulative limitation. Please revise your filing to clarify this matter. If the board will be authorized to conduct up to two stock splits, each at a 1-for-100 ratio, please revise your filing to disclose the effect on the number of outstanding shares that could result from two 1-for-100 stock splits.

Amendment to Authorized Share Capital, page 17

12. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the increase in authorized shares of common and preferred stock and for the designation of the Series A and B preferred shares. If you have no such plans, proposals or arrangements, please make a clear statement in your proxy statement to that effect.

13. Please refer to Release No. 34-15230 and disclose the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for

example, diluting the stock ownership of persons seeking to obtain control of the company.

Election Regarding Nevada Revised Statute Provisions, page 18

14. Please ensure that your filing discusses the effects on your independent shareholders of the proposed amendments to your Articles of Incorporation to opt out of the specified provisions of the Nevada Revised Statutes.

15. You state that the board believes that opting out of these provisions of the NRS will "provide Typhoon and its stockholders greater flexibility in structuring future acquisitions." Please expand your disclosure to clarify how opting out of the NRS provisions gives the company and its stockholders greater flexibility with respect to future acquisitions.

Adoption of New Bylaws, page 19

16. Please revise your filing to describe the general effects of the proposed adoption of new bylaws. See Item 19 of Schedule 14A. Please discuss the significant differences between the company's current bylaws and the proposed bylaws, and describe any proposed changes to the bylaws that would have the effect of impeding an attempted take-over of the company. You may wish to consider using a chart to present the key differences between your current and proposed bylaws.

Adoption of Stock Incentive Plan, page 20

17. Please disclose any grants of awards that are contemplated to be made under the proposed stock incentive plan concurrent with the approval of the plan. If no such grants are contemplated, please make a clear statement in your proxy statement to that effect.

Form of Proxy

18. As required by Rule 14a-4(b)(1), please include in the form of proxy an additional box which shareholders may use to indicate an "abstain" position on each proposal, if they wish.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (604) 659-9178
       Alixe Cormick
       Venture Law Corporation
       Telephone: (604) 659-9188